EXHIBIT 99.1

Brookfield Renewable Announces Strong First Quarter Results

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, May 04, 2021 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable Partners”, "BEP") today reported financial results for the three months ended March 31, 2021.

“We had a strong quarter, as we executed on our key priorities, including investing in growth, delivering on our corporate contracting initiatives and bolstering our liquidity,” said Connor Teskey, CEO of Brookfield Renewable. “The tailwinds for renewables are accelerating as governments and businesses around the world are intensifying their focus on decarbonization. Given our global scale, operational depth, and financial strength, we remain uniquely positioned to participate in the accelerating build out of renewables that will impact all sectors of the economy.”

Financial Results

Millions (except per unit or otherwise noted)	For the three months ended March 31
Unaudited	2021	2020
Total generation (GWh)
– Long-term average generation	14,099	14,151
– Actual generation	13,828	14,264
Brookfield Renewable Partner's share (GWh)
– Long-term average generation	7,602	6,717
– Actual generation	7,375	7,164
Net income (loss) attributable to Unitholders	$(133)	$20
Per LP unit(1)	(0.24)	0.01
Funds From Operations (FFO)(2)	242	217
Per Unit(2)(3)	0.38	0.37
Normalized Funds From Operations (FFO)(2)(4)	257	193
Per Unit(2)(3)(4)	0.40	0.33

(1)	For the three months ended March 31, 2021, average LP units totaled 274.8 million (2020: 268.5 million).
(2)	Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(3)	Average Units outstanding for the three months ended March 31, 2021 were 645.5 million (2020: 583.7 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and general partner interest. The actual Units outstanding at March 31, 2021 were 645.6 million (2020: 467.0 million).
(4)	Normalized FFO assumes long-term average generation in all segments except the Brazil and Colombia hydroelectric segments and uses 2020 foreign currency rates. For the three months ended March 31, 2021, the change related to long-term average generation totaled $12 million (2020: $(24) million) and the change related to foreign currency totaled $3 million.

Brookfield Renewable reported FFO of $242 million or $0.38 per Unit for the three months ended March 31, 2021, a 3% increase from prior year, and $257 million or $0.40 per Unit on a normalized basis, a 21% increase from the prior year. After deducting depreciation and one-time non-cash charges, our Net loss attributable to Unitholders for the three months ended March 31, 2021 was $133 million or $0.24 per LP unit.

Highlights

  Generated FFO of $242 million, or $0.38 per unit, a 21% increase on a normalized per unit basis over the same period in the prior year;

  Progressed approximately 6,000 megawatts through construction and advanced stage permitting, and added nearly 4,500 megawatts to our development pipeline;

  We signed 29 agreements for approximately 2,300 GWh of renewable generation with corporate offtakers across all major industries and including many of the largest counterparties by market capitalization in the world;

  Invested or agreed to invest $1.6 billion (nearly $410 million net to Brookfield Renewable) of equity across a range of transactions, including onshore wind, offshore wind, utility scale solar, and distributed generation, in the United States, Europe, and India;

  Issued a $350 million perpetual green subordinated note issuance at a fixed rate of 4.625%. Our balance sheet remains robust with almost $3.4 billion of available liquidity and no meaningful near-term maturities; and

  Raised over $850 million (approximately $410 million net to Brookfield Renewable) from asset recycling initiatives, including the sale of mature onshore wind portfolios in Ireland and the U.S. at attractive values, returning approximately two times our invested capital.

Update on Growth Initiatives

As the opportunity to invest in renewables and decarbonization expands, we continue to exercise a value-oriented approach to growing our business. We remain disciplined in focusing on opportunities that play to our strengths – where we can invest for value, leverage our operating capabilities to increase cashflow, and deploy incremental capital at attractive returns to grow our businesses over time. Recently, we executed on a number of transactions that highlight this approach.

For the past several years, we monitored the offshore wind sector, while not investing. But as the technology has grown and matured, we have become more comfortable. This quarter we closed our first investment in offshore wind, which includes a pipeline to build 3 gigawatts of capacity supported by an attractive contract structure, over the next several years. Similarly, in India, one of the largest and fastest growing renewable markets globally, we continue to grow our business following our initial investment in 2017. Having grown our capabilities in the region, we now are seeing a steady pipeline of opportunities to incrementally add to our platform at attractive returns.

Recently, we signed or closed the following transactions:

  Shepherds Flat – An 845-megawatt wind farm in Oregon that includes one of the largest repowering opportunities in the world. Once completed we expect total generation to increase by approximately 25%. We are making good progress on the repowering and are also advancing a 400-megawatt new-build development pipeline that was included in the transaction;

  Investment in Polenergia – A scale renewable business in Europe with an interest in a 3 gigawatt offshore wind development pipeline. We believe Polenergia has tremendous growth prospects, and we are well positioned as both a supportive operating partner and capital provider to the business;

  Exelon Distributed Generation (DG) – A distributed generation business, comprising 360 megawatts of operating capacity with an additional over 700 megawatts under development. We now own one of the leading distributed generation businesses in the U.S., with deep operating, development, and origination capabilities, and an almost 2,000-megawatt portfolio that generates high-quality contracted cash flows that are diversified by geography and customer; and

  Indian Solar Project - On the back of a relationship established through our acquisition of a portfolio of loans from a non-bank financial company at the end of 2020, we signed an agreement which gives us the right to acquire a 450-megawatt shovel ready solar project from one of the largest developers in India. The project is expected to be commissioned by the end of the year and is backed by 25-year power purchase agreements with a high-quality state utility. We expect to invest $70 million ($20 million net to Brookfield Renewable) of equity in the project and are targeting 20%+ returns.

Results from Operations

During the first quarter, we generated FFO of $242 million, or $0.38 per unit, reflecting solid performance, as our operations benefited from strong asset availability, growth, and efficiency initiatives. On a normalized basis, our per unit results were up 21% year-over-year.

With an increasingly diversified portfolio of operating assets, limited concentration risk with counterparties, and a long-term contract profile, our cash flows are highly resilient. While generation for the quarter was marginally below the long-term average, driven largely by drier conditions in New York, we expect this variability, and therefore manage our business for the long-term. Further, we are continuously diversifying the business, which increasingly mitigates exposure to any single resource, market, or counterparty and our variability becomes less and less every year.

During the quarter, our hydroelectric segment delivered FFO of $170 million. Across this portfolio, we continue to focus on securing contracts that value the uniqueness of our fleet as a generator of dispatchable clean electricity and ancillary services.

Our wind and solar segments generated a combined $158 million of FFO, as we continue to generate stable revenues from these assets and benefit from the diversification of our fleet and highly contracted cash flows with long duration power purchase agreements. There was severe winter weather in the quarter, in particular in Texas. The conditions did not have a material impact on our financial results due to our operating and power marketing capabilities which reacted to mitigate risk. We are proud of how our teams performed during these difficult times, keeping our employees safe, and our operations running.

Our energy transition segment generated $33 million of FFO during the quarter as our portfolio continues to grow as we assist commercial and industrial partners achieve their decarbonization goals and provide critical grid-stabilizing ancillary services and back-up capacity required to address the increasing intermittency of greener electricity grids.

Balance Sheet and Liquidity

Our financial position continues to be strong. We have approximately $3.4 billion of available liquidity, our investment grade balance sheet has no meaningful near-term maturities, and approximately 90% of our financings are non-recourse to Brookfield Renewable.

We continued to take advantage of the low interest environment and executed on $3.1 billion of investment grade financings, including $350 million 4.625% fixed rate green perpetual subordinated notes. The notes have the same accounting and rating treatment as our preferred LP units.

We also continue to execute our capital recycling strategy of selling mature, de-risked or non-core assets to lower cost of capital buyers while redeploying the proceeds into higher yielding opportunities. The proceeds from these transactions will be used to fund growth opportunities executed in the quarter, as well as our robust future growth pipeline.

In April, we agreed to sell our remaining 360 megawatts of operating assets and development pipeline in Ireland, and approximately 270 megawatts of our ready to build wind assets in Scotland, for an aggregate equity value of approximately $450 million (approximately $250 million proceeds net to Brookfield Renewable). We entered the European renewable market in 2014 with the acquisition of Bord Gáis’ wind portfolio in Ireland. When we acquired this business, it was part of a state-owned utility with approximately 300 megawatts of operating wind capacity. Under our ownership, we grew the business to over 700 megawatts of total operating assets by building out the development portfolio, and we expanded the development pipeline to approximately 1,000 megawatts. Consistent with our strategy when we enter new markets, we used this investment as a steppingstone to grow our business across Europe, including the acquisition of our development pipeline in Scotland in 2015.

Today, across Europe, we have expanded our capabilities to become a fully integrated platform with extensive corporate contracting, operating and growth capabilities. Following the completion of this sale, we will have more than 300 employees and over 10,000 megawatts of operating and development assets in the region. With this sale, we will have fully exited our initial investment in Ireland, having previously sold 375 megawatts of operating assets. In aggregate, we generated 15%+ compound annual returns on this investment. These sales, which are subject to customary closing conditions, are expected to close in the second quarter.

We also signed an agreement to sell 390 megawatts of wind assets primarily in California for a total equity value of approximately $370 million (approximately $160 million proceeds net to Brookfield Renewable), generating returns of approximately two times our invested capital. Under our ownership, the facilities were substantially de-risked by completing our business plan, which included developing several of the assets, establishing long-term revenue certainty, reducing operating and maintenance costs, and optimizing the capital structure. This sale, which is subject to customary closing conditions, is expected to close in the third quarter.

Distribution Declaration

The next quarterly distribution in the amount of $0.30375 per LP unit, is payable on June 30, 2021 to unitholders of record as at the close of business on May 28, 2021. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BEPC has declared an equivalent quarterly dividend of $0.30375 per share, also payable on June 30, 2021 to shareholders of record as at the close of business on May 28, 2021. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The quarterly dividends on BEP's preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the BEP units and BEPC shares are declared in U.S. dollars. Unitholders who are residents in the United States will receive payment in U.S. dollars and unitholders who are residents in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders who are residents in Canada who wish to receive a U.S. dollar distribution and registered unitholders who are residents in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable Partners maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of BEP units who are residents in Canada to acquire additional LP units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at www.bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at www.bep.brookfield.com.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 21,000 megawatts of installed capacity and an approximately 27,000 megawatts development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $600 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Claire Holland	Robin Kooyman
Senior Vice President - Communications	Senior Vice President - Investor Relations
(416) 369-8236	(416) 649-8172
claire.holland@brookfield.com	robin.kooyman@brookfield.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s 2021 First Quarter Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on May 4, 2021 at 9:00 a.m. Eastern Time at https://edge.media-server.com/mmc/p/qp22gowd or via teleconference at 1-866-688-9430 toll free in North America. If dialing from outside Canada or the U.S., please dial 1-409-216-0817 at approximately 8:50 a.m. Eastern Time. When prompted, enter the conference ID, 6528239. A recording of the teleconference can be accessed through May 11, 2021 at 1-855-859-2056, or from outside Canada and the U.S. please call 1-404-537-3406. When prompted, enter the conference ID, 6528239.

Brookfield Renewable Partners L.P.
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	March 31		December 31
	2021		2020
Assets
Cash and cash equivalents		$358		$431
Trade receivables and other financial assets		1,732		1,661
Equity-accounted investments		981		971
Property, plant and equipment, at fair value		44,280		44,590
Goodwill		1,010		970
Deferred income tax and other assets		2,540		1,099
Total Assets		$50,901		$49,722

Liabilities
Corporate borrowings		$2,162		$2,135
Borrowings which have recourse only to assets they finance		16,813		15,947
Accounts payable and other liabilities		5,331		4,358
Deferred income tax liabilities		5,161		5,515

Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$11,604		$11,100
General partnership interest in a holding subsidiary held by Brookfield	50		56
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,466		2,721
Class A shares of Brookfield Renewable Corporation	2,184		2,408
Preferred equity	617		609
Preferred limited partners' equity	1,028		1,028
Limited partners' equity	3,485	21,434	3,845	21,767
Total Liabilities and Equity		$50,901		$49,722

Brookfield Renewable Partners L.P.
Consolidated Statements of Operating Results
UNAUDITED	For the three months ended March 31
(MILLIONS, EXCEPT AS NOTED)	2021	2020
Revenues	$1,020	$1,049
Other income	27	15
Direct operating costs	(391)	(326)
Management service costs	(81)	(40)
Interest expense	(233)	(239)
Share of earnings from equity-accounted investments	5	2
Foreign exchange and financial instrument gain	48	20
Depreciation	(368)	(337)
Other	(99)	(12)
Income tax recovery (expense)
Current	(16)	(20)
Deferred	33	(23)
Net income (loss)	$(55)	$89
Net income attributable to preferred equity and non-controlling interests in operating subsidiaries	(78)	(69)
Net income (loss) attributable to Unitholders	$(133)	$20
Basic and diluted income (loss) per LP unit	$(0.24)	$0.01

Brookfield Renewable Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended March 31
UNAUDITED (MILLIONS)	2021	2020
Operating activities
Net income (loss)	$(55)	$89
Adjustments for the following non-cash items:
Depreciation	368	337
Unrealized foreign exchange and financial instrument loss (gain)	(27)	(20)
Share of loss (earnings) from equity-accounted investments	(5)	(2)
Deferred income tax expense (recovery)	(33)	23
Other non-cash items	14	15
Net change in working capital and other	89	17
	351	459
Financing activities
Net corporate borrowings	(3)	38
Non-recourse borrowings, net	674	(11)
Capital contributions from participating non-controlling interests – in operating subsidiaries, net	814	9
Issuance of preferred limited partnership units	—	195
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	(118)	(134)
To preferred shareholders & limited partners' unitholders	(21)	(18)
To unitholders of Brookfield Renewable or BRELP	(216)	(182)
Borrowings from related party, net	245	—
	1,375	(103)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	(1,428)	(106)
Investment in property, plant and equipment	(289)	(65)
Disposal of subsidiaries, associates and other securities, net	2	81
Restricted cash and other	(50)	(50)
	(1,765)	(140)
Foreign exchange gain (loss) on cash	(11)	(15)
Cash and cash equivalents
Increase (decrease)	(50)	201
Net change in cash classified within assets held for sale	(23)	(4)
Balance, beginning of period	431	352

Balance, end of period	$358	$549

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED MARCH 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended March 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO		Net Income (Loss)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Hydroelectric
North America	3,128	3,722	3,233	3,233	$205	$265	$141	$197	$104	$155	$4	$75
Brazil	1,152	1,227	988	988	52	61	48	47	39	41	23	25
Colombia	833	709	806	798	55	60	35	36	27	25	22	23
	5,113	5,658	5,027	5,019	312	386	224	280	170	221	49	123
Wind
North America	1,107	831	1,435	944	122	60	81	48	62	30	(24)	(10)
Europe	371	221	380	253	43	22	67	13	60	10	10	(11)
Brazil	126	68	126	126	7	4	4	3	2	1	(2)	(4)
Asia	112	90	100	100	7	6	6	5	4	3	1	(1)
	1,716	1,210	2,041	1,423	179	92	158	69	128	44	(15)	(26)
Solar	327	183	364	214	77	34	59	24	30	8	(22)	(18)
Energy transition	219	113	170	61	70	33	46	21	33	17	7	13
Corporate	—	—	—	—	—	—	2	(3)	(119)	(73)	(152)	(72)
Total	7,375	7,164	7,602	6,717	$638	$545	$489	$391	$242	$217	$(133)	$20

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income attributable to Unitholders is reconciled to Funds From Operations and reconciled to Proportionate Adjusted EBITDA for the three months ended March 31:

	For the three months ended March 31
UNAUDITED (MILLIONS)	2021	2020
Net income (loss) attributable to:
Limited partners' equity	$(66)	$2
General partnership interest in a holding subsidiary held by Brookfield	20	16
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(46)	2
Class A shares of Brookfield Renewable Corporation	(41)	—
Net income (loss) attributable to Unitholders	$(133)	$20
Adjusted for proportionate share of:
Depreciation	237	170
Foreign exchange and financial instruments gain	—	(1)
Deferred income tax expense (recovery)	(35)	6
Other	173	22
Funds From Operations	$242	$217
Normalized long-term average generation adjustment	12	(24)
Normalized foreign currency adjustment	3	—
Normalized Funds From Operations	$257	$193
Normalized Funds From Operations Adjustments	(15)	24
Distributions attributable to:
Preferred limited partners' equity	14	12
Preferred equity	7	7
Current income taxes	6	9
Interest expense	139	113
Management service costs	81	33
Proportionate Adjusted EBITDA	489	391
Attributable to non-controlling interests	197	370
Consolidated Adjusted EBITDA	$686	$761

The following table reconciles the per Unit non-IFRS financial metrics to the most directly comparable IFRS measures. Basic income per LP unit is reconciled to FFO per Unit, for the three months ended March 31:

	For the three months ended March 31
	2021	2020
Basic income (loss) per LP unit(1)	$(0.24)	$0.01
Depreciation	0.37	0.29
Deferred income tax recovery (expense)	(0.05)	0.01
Other	0.30	0.06
Funds From Operations per Unit(2)	$0.38	$0.37
Normalized long-term average generation adjustment	0.02	(0.04)
Normalized Funds From Operations per Unit	$0.40	$0.33
  Average LP units outstanding for the three months ended March 31, 2021 were 274.8 million (2020: 268.5 million).
  Average units for the three months ended March 31, 2021 were  645.5 million (2020: 583.7 million), being inclusive of LP units, Redeemable/Exchangeable partnership units, general partner interest, and BEPC exchangeable shares.

BROOKFIELD RENEWABLE CORPORATION REPORTS
FIRST QUARTER 2021 RESULTS

All amounts in U.S. dollars unless otherwise indicated

The Board of Directors of Brookfield Renewable Corporation ("BEPC" or our "company") (NYSE, TSX: BEPC) today has declared a quarterly dividend of $0.30375 per class A exchangeable subordinate voting share of BEPC (a "Share"), payable on June 30, 2021 to shareholders of record as at the close of business on May 28, 2021. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution announced today by BEP on BEP's LP units.

The BEPC exchangeable shares are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Renewable Partners L.P. ("BEP" or the "Partnership") (NYSE, BEP; TSX: BEP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and BEP's LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one BEP LP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BEP's LP units and the combined business performance of our company and BEP as a whole. In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review BEP's continuous disclosure filings available electronically on EDGAR on the SEC's website at www.sec.gov or on SEDAR at www.sedar.com.

Financial Results

Millions (except, otherwise noted)	Three months ended March 31
Unaudited	2021	2020

Proportionate Generation (GWh)	4,703	4,640
Net income (loss) attributable to the Partnership	$(9)	$62
Funds From Operations (FFO)(1)	$126	$148

(1)    Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

BEPC reported FFO of $126 million for the three months ended March 31, 2021, compared to $148 million in the prior year. After deducting non-cash depreciation, our Net loss attributable to the Partnership for the three months ended March 31, 2021 was $9 million.

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	March 31		December 31
		2021		2020
Assets
Cash and cash equivalents		$298		$355
Trade receivables and other financial assets		1,368		1,297
Equity-accounted investments		372		372
Property, plant and equipment, at fair value		34,009		36,097
Goodwill		898		970
Deferred income tax and other assets		1,188		382
Total Assets		$38,133		$39,473

Liabilities and Equity
Borrowings which have recourse only to assets they finance		$12,299		$12,822
Accounts payable and other liabilities		3,763		3,296
Deferred income tax liabilities		3,997		4,200

BEPC exchangeable and BEPC class B shares		7,336		7,430

Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$9,683		$10,290
Participating non-controlling interests – in a holding subsidiary held by the Partnership	241		258
The Partnership	814	10,738	1,177	11,725
Total Liabilities and Equity		$38,133		$39,473

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED	Three months ended March 31
(MILLIONS)	2021	2020

Revenues	$839	$853
Other income	14	10
Direct operating costs	(338)	(279)
Management service costs	(55)	(29)
Interest expense	(220)	(168)
Share of earnings from equity-accounted investments	2	1
Foreign exchange and financial instrument gain	34	35
Depreciation	(290)	(259)
Other	(146)	(9)
Remeasurement of BEPC exchangeable and BEPC class B shares	94	—
Income tax expense
Current	(13)	(19)
Deferred	17	(41)
Net income (loss)	$(62)	$95
Net income (loss) attributable to:
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$(56)	$29
Participating non-controlling interests – in a holding subsidiary held by the Partnership	3	4
The Partnership	(9)	62
	$(62)	$95

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED (MILLIONS)	Three months ended March 31
	2021	2020
Operating activities
Net income (loss)	$(62)	$95
Adjustments for the following non-cash items:
Depreciation	290	259
Unrealized foreign exchange and financial instruments gain	(17)	(35)
Share of earnings from equity-accounted investments	(2)	(1)
Deferred income tax expense	(17)	41
Other non-cash items	50	(10)
Remeasurement of BEPC exchangeable and BEPC class B shares	(94)	—
Net change in working capital	144	18
	292	367
Financing activities
Non-recourse borrowings, net	(1)	128
Capital contributions from participating non-controlling interests	27	5
Capital contributions from the Partnership	—	50
Distributions paid and return of capital:
To participating non-controlling interests	(136)	(137)
To the Partnership	—	(100)
Borrowings from related party, net	53	(29)
	(57)	(83)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	—	(105)
Investment in property, plant and equipment	(239)	(33)
Restricted cash and other	(38)	(30)
	(277)	(168)
Foreign exchange gain (loss) on cash	(10)	(12)
Cash and cash equivalents
Increase (decrease)	(52)	104
Net change in cash classified within assets held for sale	(5)	—
Balance, beginning of period	355	304
Balance, end of period	$298	$408

The following table reconciles net income (loss) attributable to Brookfield Renewable to Funds From Operations for the three ended March 31:

	Three months ended March 31
(MILLIONS)	2021	2020
Net income (loss) attributable to the partnership	$(9)	$62
Adjusted for proportionate share of:
Depreciation	126	75
Other	51	11
Dividends on BEPC class A exchangeable shares	52	—
Remeasurement of BEPC exchangeable and class B shares	(94)	—
Funds From Operations	126	148

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends, or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, BEPC’s ability to attract new investors as well as the future performance and prospects of BEPC and BEP, the prospects and benefits of the combination of Brookfield Renewable and TerraForm Power, including certain information regarding the combined company’s expected cash flow profile and liquidity, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward -looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include (without limitation) our inability to identify sufficient investment opportunities and complete transactions, the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; weather conditions and other factors which may impact generation levels at facilities; adverse outcomes with respect to outstanding, pending or future litigation; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of BEP and in the Form 20-F of BEPC and other risks and factors that are described therein.

The foregoing list of important factors that may affect future results is not exhaustive. The forward -looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward -looking statements, other than as required by applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to FFO, FFO per Unit and Normalized FFO per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of FFO, FFO per Unit and Normalized FFO per Unit used by other entities. We believe that FFO, FFO per Unit and Normalized FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of FFO, FFO per Unit and Normalized FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” in our interim report for the period ended March 31, 2021. Normalized FFO assumes long-term average generation in all segments except the Brazil and Colombia hydroelectric segments and uses 2020 foreign currency rates.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.